Solutions Vending International



ANNUAL REPORT

997 N Fourth Street

Columbus, OH 43201

0

www.popcom.shop

This Annual Report is dated May 2, 2022.

BUSINESS

We have developed a proprietary kiosk, the PopShop, and an accompanying software platform, that allows brands and retailers to, among other things, sell and/or dispense their products and track and improve revenue through, such features as demographic ad targeting, advanced payment features, inventory management, and sales tracking and data analytics. We use computer vision, facial recognition, and machine learning to collect customer data at the point of sale or order, including customer age, gender, emotion, and engagement. In addition to selling our kiosks to brands and retailers and licensing them our software platform on a subscription basis, we intend to license our proprietary API to third party kiosk and vending machine manufacturers to incorporate the functionality of our software into their existing and new machines. Our mission is to equip entrepreneurs and brands with ready retail solutions that allow rapid retail expansion, incredible customer experiences, and powerful sales data. We do not intend to operate or dispense products from our kiosks.

Previous Offerings

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,070,000.00

Number of Securities Sold: 5,944,444
Use of proceeds: Prototyping and working capital.
Date: April 19, 2019
Offering exemption relied upon: Regulation CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $30,000.00
Number of Securities Sold: 3,444,100
Use of proceeds: Software/product development and working capital. (This investor was issued 119,100 additional shares upon the closing of the 2019 Reg Cf offering as part of an anti-dilution right).
Date: October 31, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $20,000.00
Number of Securities Sold: 1,880,000
Use of proceeds: Software/product development and working capital.
Date: June 15, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $91,020.00
Number of Securities Sold: 3,640,000
Use of proceeds: Software/product development and working capital.
Date: June 05, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Software/product development and working capital.
Date: July 21, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $250,000.00
Use of proceeds: Software/product development and working capital.
Date: November 07, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Software/product development and working capital.
Date: December 06, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Product Development.
Date: March 18, 2018
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Software/product development and working capital.
Date: March 28, 2018
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $205,000.00
Number of Securities Sold: 1,069,940
Use of proceeds: Software/product development and working capital.
Date: June 28, 2019
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $15,000.00
Use of proceeds: Software/product development and working capital.
Date: November 15, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $10,000.00
Use of proceeds: Software/product development and working capital.
Date: October 23, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $6,692.00
Use of proceeds: Software/product development and working capital.

Date: August 16, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $45,000.00
Use of proceeds: Software/product development and working capital.
Date: September 03, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $25,000.00
Use of proceeds: Software/product development and working capital.
Date: April 10, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $10,000.00
Use of proceeds: Software/product development and working capital.
Date: November 03, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $25,000.00
Use of proceeds: Working capital.
Date: May 10, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $15,000.00
Use of proceeds: Working capital
Date: February 12, 2020
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $5,000.00
Use of proceeds: Working capital.
Date: February 12, 2020
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $10,000.00

Use of proceeds: Working capital.
Date: January 10, 2020
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 41
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: June 01, 2016
Offering exemption relied upon: 506(b)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,000
Use of proceeds: No money raised; this was an issuance to Founder/CEO in exchange for services and intellectual property.
Date: June 09, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 20
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: October 01, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 250,000
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: February 22, 2019
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00

Number of Securities Sold: 203,000
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: January 01, 2018
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 203,000
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: June 01, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 331,317
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: May 18, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 375,000
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: January 04, 2018
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 250,000
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: February 22, 2019
Offering exemption relied upon: 506(b)
Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,070,000.00

Number of Securities Sold: 1,924,522
Use of proceeds: Prototyping and working capital.
Date: October 2020
Offering exemption relied upon: Regulation CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $2,495,175
Number of Securities Sold: 6,304,046
Use of proceeds: Machines and working capital.
Date: October 2021
Offering exemption relied upon: Regulation A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:
The continuation of the business is entirely reliant upon outside investments at this point. Without outside investments, the Company will not be able to operate.
Foreseeable major expenses based on projections:
Our major expenses will be operations/legal, marketing, R&D and production of our first hardware to deliver to customers.
Future operational challenges:
Potential operational challenges could stem from working with third party manufacturers to produce our hardware. We reduce this risk by partnering with several manufacturers in the U.S. and abroad.
Future challenges related to capital resources:
Potential operational challenges could be undercapitalization if we do not raise enough funding to reach our next milestones.
Future milestones and events:
Future milestones and events that will significantly impact the company financially and operationally include 1) raising enough capital to produce the PopShop at scale 2) raising enough capital to sustain operations 3) raising enough capital to make the necessary hires to meet our sales goals

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $591,053.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

We have 3 convertible notes totaling $30,000 remaining outstanding. The notes mature in 2023 or will be converted into shares of Class A common stock.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dawn Dickson
Dawn Dickson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer, Secretary, Chief Financial Officer and Director
Dates of Service: October 01, 2012 - Present
Responsibilities: Customary responsibilities of Chief Executive Officer, Secretary, Chief Financial Officer and Director, such as managing all aspects of the business. Dawn Dickson receives annual compensation of $12,200.

Position: Founder
Dates of Service: April 12, 2011 - Present
Responsibilities: Founder of the company and primary shareholder
Other business experience in the past three years:
Employer: Flat Out of Heels, LLC
Title: Founder
Dates of Service: April 12, 2011 - Present
Responsibilities: Approve hires and operating budget

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock
Stockholder Name: Dawn Dickson
Amount and nature of Beneficial ownership: 20,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Big Kitty Labs
Names of 20% owners: Dan Rockwell, Tushar Kulkarni
Relationship to Company: Officer

Nature / amount of interest in the transaction: Big Kitty Labs is PopCom's contract software development firm.

Material Terms: Big Kitty Labs is paid $15,000 per month to for three developers to work on PopCom's software stack. This is an ongoing contract.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, 2020 Convertible Notes.

Class A Common Stock

The amount of security authorized is 40,000,000 with a total of 33,903,495 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. In the event of our voluntary or involuntary liquidation, dissolution or winding up, our merger or consolidation which results in a change of control, a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by us of all or substantially all of our assets, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future, the resulting consideration shall be distributed among the holders of shares of Common Stock, regardless of class, pro-rata based on the number of shares of Common Stock held by each such holder.

The holders of Class A Shares have no voting rights, except as provided under Delaware law, which include the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Class A Shares, or alter or change the powers, preferences, or special rights of the Class A Shares, so as to affect them adversely. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

Class B Common Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

The holders of Class B Shares are entitled to one vote per share.

Material Rights

As of the date of this Form-C, Dawn Dickson, our Chief Executive Officer, Chief Financial Officer, Secretary, and sole director, owns 20,000,000 Class B Shares, which constitute 100% of our voting power.

2020 Convertible Notes

The security will convert into Whatever equity is being offered as part of the the qualified financing (i.e., an offering of at least $250k, which is the triggering event). if there are no qualified financings prior to the maturity, then the holder can, upon or after the maturity date, elect to be converted into common stock (class a). and the terms of the 2020 Convertible Notes are outlined below:

Amount outstanding: $30,000.00

Maturity Date: February 12, 2022

Interest Rate: 8.0%

Discount Rate: 0.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: When the Company issues and sells shares of its capital stock on or before the date of the Maturity Date in an arms-length equity financing resulting in gross proceeds to the Company of at least $250,000 (a "Qualified Financing").

Material Rights

On a fully diluted basis, these outstanding notes would currently convert to 90,762 of Class A common stock.

Note

The $30,000 comprises of 3 different notes with exactly the same terms with the exception of the matuiry date. Note 1 (for $10K) - January 10, 2022; Note 2 (for $5K) - February 6, 2022; and Note 3 (for $15K) - February 12, 2022.

This following is language taken from the Notes.

Sale of the Company. Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay the Holder an aggregate amount equal to the greater of (x) the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (y) the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's common stock at a conversion price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such Sale of the Company (assuming full conversion or exercise of all convertible and in-the-money exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans, but excluding the shares of the Company issuable upon the conversion of this Note or convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

For purposes of the section above, "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's then outstanding voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted, or a combination thereof.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the retail industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our PopShop. Delays or cost overruns in the development of our PopShop and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Solutions Vending International, Inc. was formed on April 5, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Solutions Vending International Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and no revenue. If you are investing in this company, it's because you think that the PopShop is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the

Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We have one pending design patent application (hardware) and one pending utility patent application (software), and plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our kiosks and/or the underlying software and the PopCom API, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease deploying our kiosks or the PopCom API, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We may not successfully launch the our kiosks and the Popcom API, and even if successfully launched, we may not be able to successfully maintain our kiosks or the Popcom API.

We view the commercial distribution of our kiosks and the licensing of the Popcom API as key commercial milestones. While the design files for our kiosks have been completed and the fully functional hardware prototype was completed in late 2019, there may be delays and/or we may not successfully sell our kiosks, or license the Popcom API. Even if our kiosks are successfully launched and the Popcom API is successfully licensed, they may not meet investor or marketplace expectations. Furthermore, despite good faith efforts to commercialize and further develop our kiosks and the Popcom API, they may experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact us.

Product improvements.

In order to compete, we need to rapidly make updates to and enhance our product offerings as the market demands. The development of such updates and enhancements to our products will require capital funding, expertise of management and time and effort in order to be successful. It is possible that any future updates or enhancements may never be developed or released. Even if successfully developed and released, such updates or enhancements may not be successful and may not result in an increase in revenue.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

Our software applications, and other interfaces or applications built upon our platform are still unproven, and there are no assurances that our kiosks and the software on which they rely will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our kiosks or the PopCom API. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our kiosks, the PopCom API or the underlying software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ("IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, including utilizing Amazon Web Services ("AWS") and physical hard drives as backup systems and storing source code in Github repositories, any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting faciliy that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We will store personally identifiable information of consumers which is subject to vast regulation.

Despite that the current version of our software captures and stores only limited demographic information about consumers, such as gender, age, emotion and engagement, we may be or become subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

We may experience significant delays or other complications in manufacturing kiosks, which could harm our brand, business, prospects, financial condition and operating results.

We may experience significant delays or other complications in bringing to market our kiosks. We will rely on third party contract manufacturers to produce our kiosks, and have not yet entered into a manufacturing agreement. Any significant delays or other complications in securing a third party manufacturer, or manufacturing of our kiosks, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers, our business and prospects will be materially and adversely affected. We anticipate the level and quality of the service we provide our customers will have a direct impact on the success of our kiosks and the PopCom API. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business, sell our kiosks and license our PopCom API, could be impaired.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing and servicing our kiosks and software applications, relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We will incur significant costs related to compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

If our kiosks, the PopCom API or the underlying software, fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our kiosks and license our PopCom API, could be harmed.

Our kiosks and third party kiosks retrofitted with our technology, may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair, and our software may not perform as expected. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our kiosks, the PopCom API and the underlying software. There can be no assurances that we will not be required to recall kiosks in the future. There can be no assurance that we will be able to detect and fix any defects in our kiosks, the PopCom API or the underlying software, prior to their sale or license. Any product defects or any other failure of our kiosks, the PopCom API or the underlying software to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects

Failure to obtain permitting for the sale of Regulated Products.

Our business plan includes using our software to manage customer data securely and enable the compliant sale of regulated cannabis, pharmaceuticals, tobacco, gaming, alcohol or other regulated products ("Regulated Products") from a vending machine or kiosk. While our customers, and not us, will dispense and sell products from our kiosks, laws may exist in certain states or other jurisdictions, or may be passed, that prohibit the sale of all or certain Regulated Products through vending machines and kiosks. Assuming applicable laws permit the dispensing of such regulated products through vending machines and kiosks, we and/or our retailer and brand customers, may need to obtain permits from the jurisdictions in which such regulated products are dispensed. If we and/or our retailer and brand customers are not able to obtain or maintain such permits, they would be unable to dispense such Regulated Products in those jurisdictions, which, in turn, could negatively impact our business, operations and financial condition.

Regulated Industries.

The Federal Controlled Substances Act (the "CSA") classifies cannabis as a Schedule I controlled substance and makes cannabis use and possession illegal on a national level. The

United States Supreme Court has ruled that the Federal Government has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis remains in effect notwithstanding state laws that legalize its use. However, the Obama Administration effectively stated that it was not an efficient use of resources to direct Federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical and recreational cannabis. Yet, there is no guarantee that the Trump Administration or future administrations will not change Department of Justice ("DOJ") policy regarding the low-priority enforcement of Federal drug laws in states where cannabis has been legalized. Any such change in the Federal Government's enforcement of Federal laws could cause significant financial damage to us. Since Federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of Federal law regarding cannabis would likely result in our inability to proceed with our business plan with respect to selling our kiosks or licensing our software to retailer and brand customers who intend to dispense cannabis products. In addition, while our customers, and not us, will dispense products from our kiosks, if our customers dispense cannabis and other regulated products from our kiosks, we could be deemed to be involved in, or aiding and abetting, the sale and/or distribution of cannabis or other regulated products in violation of the CSA and other laws. Adverse actions taken by the federal government may lead to delays in that aspect of our business operations, disruptions to our revenue streams, losses of substantial assets and potentially substantial litigation expenses. It is possible that Federal or state legislation could be enacted in the future that would prohibit us from participating in the cannabis and other regulated markets, and if such legislation were enacted, it could cause revenues to decline or our inability to grow revenues as we anticipate. In addition, the laws of foreign jurisdictions could prevent us from participating in the cannabis and other regulated markets. Management cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can the they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

XPOP Tokens, if issued, may be deemed securities under the Securities Act.

XPOP Tokens, if developed and issued, would be used to settle transaction fees between retailers, regulators, researchers, consumers and us within the blockchain ecosystem we plan to develop While we believe that XPOP Tokens will not constitute securities under the Securities Act, the determination of whether an instrument is a "security" for purposes of the US securities law depends on the relevant facts and circumstances, and there is a risk that applicable regulatory authorities will deem XPOP Tokens to be securities at the time of issuance, if such issuance occurs. We will endeavor to make a final determination of whether XPOP Tokens are securities prior to the time that any XPOP Tokens are issued. In conjunction therewith, we may decide to seek formal or informal input from the SEC staff. Unless XPOP Tokens are deemed not to be securities under the Securities Act, XPOP Tokens will be subject to significant restrictions on resale and transfer in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144 of the Securities Act.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

We are offering Class A Shares in the amount of up to $762,736.15 in this Offering but may sell much less. The Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

If we cannot raise sufficient funds, we may not succeed.

Even if the maximum amount is raised in this Offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another downturn in the economy, we may not survive.

Because no public trading market for our Class A Shares currently exists, it will be difficult for you to sell your Class A Shares and, if you are able to sell your Class A Shares, you may have to sell them at a substantial discount to the price you paid for the Class A Shares.

There is no public market for our Class A Shares. Until our Class A Shares are listed on an exchange, if ever, you may not sell your Class A Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class A Shares promptly or at all. If you are able to sell your Class A Shares, you may have to sell them at a substantial discount to the price you paid for the Class A Shares.

Investors in our Class A Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class A Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class A Shares disapprove. In assessing the risks and rewards of an investment in the Class A Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class A Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

Our CEO owns all of our voting shares.

As of the date of this Offering Circular, Dawn Dickson, our Chief Executive Officer, Chief Financial Officer, Secretary and a director, owns all of our Class B Common Stock, which are our only voting securities, and therefore, controls 100% of the voting power. Therefore, Ms. Dickson is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

The Subscription Agreement includes an exclusive venue provision.

Pursuant to our Subscription Agreement, investors will be agreeing that the State of Ohio will be the sole and exclusive forum for, among other things, (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law;

(iv) any action, suit or counterclaim arising out of the Subscription Agreement; or (v) any other action arising under the Securities Act or the Securities Exchange Act. Therefore, investors may be compelled to travel to Ohio to prosecute or defend any claims involving us. This provision may limit a holder's ability to bring a claim against the company and its directors, officers, or other employees, in a judicial forum that it finds favorable for disputes, and therefore, may discourage lawsuits with respect to such claims.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement. By signing this agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.   If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.   If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.   Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of Class A Shares or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

One or more of our classes of shares may be subject to registration under the Exchange Act.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. There are currently over 2,000 holders of our Class A Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Class A Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

Investing in our Class A Shares involves risk.

Investing in our Class A Shares involves risk. In evaluating us and an investment in our Class A Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class A Shares. The following is a summary of the risk factors that we currently believe make this Offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Dilution.

We are engaging in a concurrent offering under Regulation A+ to sell up to 9,090,909 in Class A Shares at $0.55 per share, which will result in dilution of your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. Due to our subscription-based business model, the effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Solutions Vending International

By   /s/ *Dawn Dickson*

     Name: Solutions Vending International

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

SOLUTIONS VENDING INTERNATIONAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

SOLUTIONS VENDING INTERNATIONAL, INC.
BALANCE SHEETS

	December 31,	
	2021	**2020**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 591,053	$ 299,782
Accounts receivable	20,022	-
Prepaid expenses and other current assets	13,736	-
Escrow receivable	123,182	-
Total current assets	747,993	299,782
Property and equipment, net	636,974	159,000
Intangible assets, net	118,560	-
Total assets	$ 1,503,527	$ 458,782
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 22,850	$ 120,627
Accrued expenses and other current liabilities	151,614	70,993
Deferred revenue	244,767	99,303
Loan payable, current	73,200	-
Convertible promissory notes payable, current	30,000	-
Total current liabilities	522,431	290,923
Convertible promissory notes payable	-	60,000
Loan payable	-	73,200
Total liabilities	522,431	424,123
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Class A common stock, $0.0001 par value; 40,000,000 shares designated, 33,903,495 and 28,168,635 shares issued and outstanding as of December 31, 2021 and 2020, respectively	3,390	2,516
Class B common stock, $0.0001 par value; 20,000,000 shares designated, 20,000,000 shares issued and outstanding as of both December 31, 2021 and 2020	2,000	2,000
Additional paid-in capital	6,333,518	3,788,873
Subscription receivable	-	(184,280)
Accumulated deficit	(5,357,812)	(3,574,451)
Total stockholders' equity	981,096	34,659
Total liabilities and stockholders' equity	$ 1,503,527	$ 458,782

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2021	**2020**
Net revenue	$ 30,113	$ -
Cost of net revenue	84,482	-
Gross profit (loss)	(54,369)	-
Operating expenses:		
General and administrative	985,295	900,743
Sales and marketing	435,665	269,860
Research and development	306,017	243,461
Total operating expenses	1,726,977	1,414,064
Loss from operations	(1,781,346)	(1,414,064)
Other income (expense):		
Interest expense	(2,015)	(3,018)
Other income	-	8,000
Total other income (expense), net	(2,015)	4,982
Provision for income taxes	-	-
Net loss	$ (1,783,361)	$ (1,409,082)
Weighted average common shares outstanding - basic and diluted	51,661,721	46,799,643
Net loss per common share - basic and diluted	$ (0.03)	$ (0.03)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in | Subscription | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balances at December 31, 2019	24,928,678	$ 2,493	20,000,000	$ 2,000	$ 2,132,892	$ -	$ (2,165,369)	$ (27,984)
Issuance of common shares pursuant to								
Reg CF and A offerings, net of issuance costs	3,013,180	301	-	-	1,537,252	(184,280)	-	1,353,272
Repurchase of common shares and warrants	(561,852)	(56)	-	-	(82,444)	-	-	(82,500)
Issuance of restricted common shares	788,629	79	-	-	200,873	-	-	200,952
Net loss	-	-	-	-	-	-	(1,409,082)	(1,409,082)
Balances at December 31, 2020	28,168,635	2,817	20,000,000	2,000	3,788,573	(184,280)	(3,574,451)	34,659
Issuance of common shares pursuant to								
Reg A+ offering, net of issuance costs	5,174,560	517	-	-	2,310,377	184,280	-	2,495,175
Conversion of notes into common shares	93,622	9	-	-	30,406	-	-	30,415
Stock-based compensation	466,678	47	-	-	204,162	-	-	204,208
Net loss	-	-	-	-	-	-	(1,783,361)	(1,783,361)
Balances at December 31, 2021	33,903,495	$ 3,390	20,000,000	$ 2,000	$ 6,333,518	$ -	$ (5,357,812)	$ 981,096

See Independent Auditors' Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from operating activities:		
Net loss	$ (1,783,361)	$ (1,409,082)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	37,771	-
Stock-based compensation expense	204,208	200,952
Changes in operating assets and liabilities:		
Accounts receivable	(20,022)	-
Prepaid expenses and other current assets	(13,736)	-
Escrow receivable	(123,182)	-
Accounts payable	(97,777)	58,430
Accrued expenses and other current liabilities	81,035	8,482
Deferred revenue	145,464	99,303
Net cash used in operating activities	(1,569,598)	(1,041,913)
Cash flows from investing activities:		
Purchases of property and equipment	(508,771)	(101,000)
Intangible assets	(125,534)	
Net cash used in investing activities	(634,305)	(101,000)
Cash flows from financing activities:		
Proceeds from convertible promissory note agreements	-	60,000
Repayment of promissory notes payable	-	(15,000)
Proceeds from loan payable	-	73,200
Proceeds from issuance of common shares pursuant to Reg CF and A offerings, net	2,495,175	1,353,272
Repurchase of common shares and warrants	-	(82,500)
Net cash provided by financing activities	2,495,175	1,388,972
Net increase in cash and cash equivalents	291,272	246,059
Cash and cash equivalents at beginning of period	299,782	53,723
Cash and cash equivalents at end of period	$ 591,053	$ 299,782
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ 1,500
Supplemental disclosure of non-cash investing and financing activities:		
Conversion of convertible notes payable and accrued interest into common stock	$ 30,415	$ -
Property and equipment included in accounts payable	$ -	$ 58,000
Subscription receivable	$ -	$ 184,280

See Independent Auditors' Report and accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Shoe Vending International, LLC (the "Company") was a limited liability company organized under the laws of Ohio on October 1, 2012.   On March 7, 2017, the Company converted to a Delaware corporation under the name Solutions Vending International, Inc. doing business as Popcom ("Popcom"). The Company is an automated retail technology company providing software and hardware solutions for self-service retailers. The Company is headquartered in Columbus, Ohio.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,783,361 and $1,409,082 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $5,357,812. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at two accredited financial institutions. As of December 31, 2021 and 2020, the Company had $323,394 and $49,782 in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021, no allowance for doubtful account was determined to be necessary.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset. The estimated useful life of vending machine assets are 5 years and the Company begins depreciation on each asset as they are placed into service. The Company's equipment and furniture and fixtures are depreciated over an estimated useful life of 5 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense).

Intangible Assets, Net

Intangible assets consist of capitalized software development costs. The Company accounts for costs incurred to develop software for internal use in accordance with Financial Accounting Standards Board ("FASB") *ASC 350-40 "Internal-Use Software"*. As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Costs incurred during the preliminary project stage along with post-implementation stages of internal use software are expensed as incurred. Capitalized development costs are amortized over a period of three years. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its property, equipment, and other long-lived assets in accordance with FASB ASC 360 *"Property, Plant and Equipment"*, which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceed the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2021 and 2020, no impairment was recorded.

Revenue Recognition

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The Company adopted ASC 606 on January 1, 2019.

The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenues primarily from the sale and lease of its vending machine assets as well as Software-as-a-Service ("SaaS") fees. For the sale of vending machine assets, revenue is generated from the sale of hardware and a SaaS subscription. Hardware revenue is recognized at a point in time when the vending machine is shipped to the customer and ready for use. SaaS subscription revenue is recognized over time on a monthly basis over the contract term. For leases of vending machine assets, revenue is generated from the lease of hardware and SaaS subscription through contracts that typically have a 12-month term. These arrangements qualify as operating leases where consideration allocated to the lease deliverables is recognized ratably over the lease term.

All hardware sales, SaaS fees and leases are generally due on receipt of invoice.

During the year ended December 31, 2021, sales of vending machine assets were $19,753 and SaaS and lease fees were $10,360.

Deferred revenue represents amounts invoiced to customers, including initial deposits for hardware orders, for vending machines that have not yet been shipped to the customer and ready for active use. As such, the performance obligations have not been satisfied. Deferred revenue was $244,767 and $99,303 as of December 31, 2021 and 2020.

Cost of Revenue

Cost of revenue consists of direct hardware costs incurred during the assembly and deployment of vending machine assets that are directly sold to customers, as well as allocated labor for both hardware and software functions. Depreciation of the vending machine assets and amortization of software development costs are also included in cost of revenue. The Company includes outbound freight associated with shipping goods to customers as a component of cost of net revenues as the performance obligation is satisfied upon delivery, installation and customer acceptance.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and 2020 amounted to approximately $97,000 and $129,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

	Year Ended December 31,	
	2021	**2020**
Convertible promissory notes*	59,524	162,685
Options	2,110,012	-
Total potentially dilutive shares	2,169,536	162,685

*Convertible notes' potential shares are calculated based on principal and accrued interest, Company's capitalization and applicable valuation cap per the note agreements. See Note 5 for more information - certain notes were converted into common stock in 2021.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 and does not believe the adoption had a material impact on the financial statements as of December 31, 2020 and 2019.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2021.

In August 2018, the FASB issued ASU 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract* ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the financial statements. The Company has early adopted this standard.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **PROPERTY AND EQUIPMENT, NET**

Property and equipment, net consist of the following:

| | December 31, | |
	2021	**2020**
Vending machines and associated shipping costs	$ 649,348	$ 159,000
Shipping equipment	16,956	-
Furniture and fixtures	1,467	-
	667,771	159,000
Less: accumulated depreciation	(30,797)	-
	$ 636,974	$ 159,000

Depreciation expense was $30,797 and $0 for the years ended December 31, 2021 and 2020, respectively.

5. **INTANGIBLE ASSETS, NET**

During the year ended December 31, 2021, the Company capitalized $125,534 in intangible assets, consisting of software development costs. Amortization expense was $6,974 during the year ended December 31, 2021.

As of December 31, 2021, future amortization of intangible assets consisted of the following:

	Intangible Assets, net
2022	$ 41,845
2023	41,845
2024	34,870
	$ 118,560

6. **ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES**

Accrued expenses and other current liabilities consist of the following:

| | December 31, | |
	2021	**2020**
Accrued personnel costs	$ 144,167	$ 66,100
Accrued interest and penalties	7,447	4,893
	$ 151,614	$ 70,993

7. **DEBT**

Promissory Notes Payable

In 2013, the Company issued two unsecured promissory notes for an aggregate principal amount of $30,000. The notes bear interest at 5% per annum. In April 2019, one note was fully repaid and the remaining note was repaid in June 2020.

Convertible Promissory Notes Payable

In 2020, the Company issued six convertible promissory notes ("2020 Notes") for an aggregate principal amount of $60,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $250,000 for three notes totaling $30,000 and $5,000,000 for three notes totaling $30,000 (excluding the conversion of the notes or other convertible securities including Simple Agreements for Future Equity ("SAFE")). Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of valuation caps ranging from $15,000,000 to $25,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans, but excluding SAFE agreements). In the event that a qualified equity financing does not occur prior to the notes' respective maturity dates, the notes are convertible, at the Company's discretion, into cash or shares of the Company's common stock at conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. The 2020 Notes have a 2-year term maturing in 2022. The notes bear interest at 7-8% per annum.

In 2021, upon the Company's equity financing (see Note 8), the outstanding principal of certain notes totaling $30,000 and accrued interest of $415 was converted into an aggregate of 93,622 shares of Class A common stock.

PPP Loan

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $73,200 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. As of December 31, 2021, the Company has applied for forgiveness of the PPP Loan, however, formal forgiveness has not yet occurred as of the date of these financial statements.

As of the issuance date of these financial statements, the Company may not have met the eligibility requirements for the loan taken. There are risks and uncertainties as to potential negative outcomes from the forgoing, and as such, the Company has recorded the interest and non-payment penalties on this note and may be required to repay the loan immediately and therefore recorded it as a current liability.

8. STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 60,000,000 shares, $0.0001 par value, of which 40,000,000 shares are designated as Class A common stock and 20,000,000 shares are designated as Class B common stock.

The Class A common stock have no voting rights. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

2021 Transactions

In 2021, the Company completed its 2020 Regulation A+ offering and issued an aggregate of 5,174,650 shares of Class A common stock for gross proceeds of $2,846,008, or $0.55 per share. As of December 31, 2021, the Company has an escrow receivable of $123,182 pertaining to this financing.

In 2021, upon the Company's Regulation A+ offering, the Company converted $30,415 in outstanding notes and interest into an aggregate of 93,622 shares of Class A common stock.

2020 Transactions

In July 2020, the Company completed a Regulation CF offering and issued an aggregate of 1,929,070 shares of Class A common stock for gross proceeds of $1,052,299, or $0.55 per share. As of December 31, 2021 and 2020, the Company has a subscription receivable of $0 and $58,445, respectively, pertaining to this financing.

In October 2020, the Company initiated a Regulation A+ offering. As of December 31, 2020, the Company has issued an aggregate of 1,084,110 shares of Class A common stock for gross proceeds of $611,994, or $0.55 per share. As of December 31, 2021 and 2020, the Company has a subscription receivable of $123,182 and $125,835, respectively, pertaining to this financing.

In November 2020, the Company repurchased 561,852 Class A common shares and warrants from an investor for $82,500.

9. STOCK-BASED COMPENSATION

Restricted Common Stock

During the years ended December 31, 2021 and 2020, the Company granted 466,678 and 788,629 restricted shares of Class A common stock, respectively. The Company recorded stock-based compensation expense of $204,208 and $200,952 in the statements of operations for the year ended December 31, 2021 and 2020, respectively, utilizing the respective grant-date fair values of each share issuance. As of December 31, 2021 and 2020, 598,226 and 1,033,180 shares were non-vested, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $336,871 as of December 31, 2021, which will be recognized over a weighted-average remaining period of 20 months.

Options

The Company has not yet adopted a formal stock option plan, but has issued stock options to consultants. During the year ended December 31, 2021, the Company granted options to purchase shares of Class A common stock.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	-	$ -	$ -
Granted	2,110,012	0.01	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2021	2,110,012	$ 0.01	$ 1,139,406
Exercisable as of December 31, 2021	-	$ 0.01	$ -

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31, 2021
Risk-free interest rate	0.33%
Expected term (in years)	3.00
Expected volatility	14.40%
Expected dividend yield	0%
Fair value per option	$0.54

The total grant-date fair value of the options granted was $1,139,406. As of December 31, 2021, no options had vested and the Company did not record stock-based compensation expense. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,139,406, which is expected to vest in equal tranches from 2022 to 2024.

Warrants

In December 2017, the Company issued a convertible promissory note to an investor for $50,000 (included in 2017 Notes per Note 5). The Company received an additional $50,000 from this investor pursuant to a grant agreement. Per the terms of the grant agreement, the grant was contingent on the execution of the promissory note agreement and a separate warrant agreement. The warrant agreement grants the investor a warrant to purchase up to an additional $50,000 of the fully diluted equity interests of the Company at a purchase price of $0.01 per share ("exercise price") for a term of ten years. The number of equity interests that the investor shall receive is equal to the number of shares which the related promissory note is convertible into.

In November 2020, the Company repurchased 561,852 Class A common shares and these warrants from an investor for $82,500. As of December 31, 2021 and 2020, there were no warrants outstanding.

Classification

Stock-based compensation is recorded in the statements of operations as follows:

	Years Ended December 31,			
	2021		**2020**	
Research and development	$	39,797	$	8,054
Sales and marketing		60,340		-
General and administrative		104,071		192,898
	$	204,208	$	200,952

10. INCOME TAXES

As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $919,092 and $675,822, respectively. The deferred tax assets were a result of the Company's net operating loss carryforwards and book-to-tax differences.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $919,092 and $675,822 were recorded as of December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21.0 percent.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $4,376,627 and $2,927,728, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2021 tax years remain open to examination.

11. RELATED PARTY TRANSACTIONS

In 2013, the Company issued a promissory note of $15,000 to one of the founders. The note was repaid in 2020 (Note 5).

On February 26, 2020, the Company entered into a Statement of Work and CTO Retainer Agreement with Big Kitty Labs, a related party, pursuant to which the Company has agreed to pay Big Kitty Labs $5,000 per month in exchange for the services of Mr. Rockwell and Big Kitty Labs. During the year ended December 31, 2020, the Company incurred approximately $160,000 to Big Kitty Labs. Big Kitty Labs was no longer a related party in 2021.

12. COMMITMENTS AND CONTINGENCIES

Lease Agreements

In August 2019, the Company entered into an operating lease for office space. The agreement is a month-by-month lease for monthly rent of $1,905 as December 31, 2021. Minimum base rental payments are $23,008 in 2022 and $$15,536 in 2023.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

In June 2020, the Company entered into an agreement to purchase certain assets from Wyzerr, Inc., a Delaware corporation, and incurred an initial deposit payment of $50,000. In March 2021, the Company filed a lawsuit against Wyzerr pursuant to the agreement. As of December 31, 2020, the Company has recorded a full reserve of $50,000 for this transaction as collectability cannot be reasonably assured at this time. In April 2022, a settlement was reached and the Company was awarded $55,000 as payment in full of the Company's claims against Wyzerr.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 28, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

I, Dawn Dickson the Founder and CEO of Solutions Vending International, Inc., hereby certify that the financial statements of Solutions Vending International, Inc. and notes thereto for the periods ending 2020 and 2022included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Solutions Vending International, Inc. has not yet filed its federal tax return for 2021

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 25, 2022.

CEO

April 25, 2022

CERTIFICATION

I, Dawn Dickson , Principal Executive Officer of Solutions Vending International, hereby certify that the financial statements of Solutions Vending International included in this Report are true and complete in all material respects.

Dawn Dickson

Chief Executive Officer